

Josh Simons · 3rd

Co-founder of Vampr

Los Angeles Metropolitan Area · Contact info

500+ connections

Vampr

Swinburne University of Technology

Experience

Co-founder & CEO
Vampr

Apr 2015 – Present · 6 yrs 7 mos

From little things, big things grow.

It all starts with a connection.

Vampr is the number one social platform helping creatives find people to collaborate with, create new music and monetize their work - an essential network that grows with you every step of your journey.

...see more



Storyboard



Vampr - It all started with a connection

Advisor
Espire VR

Feb 2017 – Present · 4 yrs 9 mos

Espire 1 is the definitive VR stealth experience out now on all systems. Released in November 2019, this title brings the stealth genre to the exciting medium of Virtual Reality, delivering gameplay mechanics for the stealth and action genres that have yet to be explored. Espire is developed by Digital Lode in Melbourne, Australia and the title is being published b ...see more



'Espire 1' Earned $3M in Revenue in First Year



Espire 1: VR Operative - Official Announceme...

Advisor
Emanate - Blockchain Music

Jun 2018 – Present · 3 yrs 5 mos

Emanate is an EOS blockchain solution helping musicians realize financial reward in the form of real-time royalty payments when their music is used or played.

Emanate - Artist Explainer

Founder & Managing Director
Raw Imagination People Expect

May 2010 – Present · 11 yrs 6 mos

A record label.

Oversee and manage indie record label, coordinating with publicity teams in USA, UK and Australia ...see more







Advisor
Mindset Health

Jul 2017 – Sep 2018 · 1 yr 3 mos

YC S19

Mindset helps people manage chronic health issues, like irritable bowel syndrome, with app-based hypnotherapy. Find out more at www.mindsethealth.com



Hypnotherapy app raises $6.7m

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Education

Swinburne University of Technology
Bachelor of Business (BBus), Advertising
2013 – 2019

Wesley College
Victorian Certificate of Education
2003 – 2008